UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2023
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On May 3, 2023, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the first quarter March 31, 2023. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 4, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 3, 2023

Exhibit 99.1

Media Release

QIAGEN exceeds outlook for Q1 2023 with 12% CER sales growth in non-COVID product portfolio

•Q1 2023: Net sales of $485 million (-23% at actual rates, -20% at constant exchange rates, CER); diluted EPS of $0.37 and adjusted diluted EPS of $0.51

◦Net sales at CER of $502 million ahead of outlook for at least $490 million CER and adjusted diluted EPS of $0.52 CER ahead of outlook for at least $0.47 CER

◦12% CER sales growth in non-COVID product portfolio to $434 million, while COVID product sales decline 76% to $52 million

•Full-year 2023 outlook reaffirmed for at least $2.05 billion net sales CER, led by double-digit CER growth in non-COVID products; adj. diluted EPS of at least $2.10 CER

Venlo, the Netherlands, May 3, 2023 - QIAGEN (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the first quarter of 2023.

Net sales for Q1 2023 declined 23% (-20% at constant exchange rates, CER) to $485 million from Q1 2022, which was marked by very strong COVID-19 sales contributions. However, the CER sales results of $502 million for Q1 2023 were above the outlook for at least $490 million CER, and driven by 12% CER growth in the non-COVID-19 portfolio. COVID-19 product group sales fell 76% CER amid significantly reduced demand compared to the year-ago period. Adjusted diluted earnings per share (EPS) were $0.51 ($0.52 CER), ahead of the outlook for at least $0.47 CER.

QIAGEN has reaffirmed its full-year 2023 outlook for net sales of at least $2.05 billion CER and adjusted diluted EPS of at least $2.10 CER. This is based on ongoing expectations for full-year 2023 double-digit CER growth in the non-COVID product groups, but for a significant decline in COVID-19 product group sales.

"We are pleased to report that QIAGEN delivered a solid performance in Q1 2023, as our teams once again achieved broad-based double-digit CER sales growth from our non-COVID product groups. This was driven by executing against our strategy, especially the Five Pillars of Growth, despite an increasingly uncertain macro environment," said Thierry Bernard, Chief Executive Officer of QIAGEN.

"The growth in our base non-COVID business shows the strength of our portfolio and clear focus. At the same time, COVID product group sales declined significantly compared to Q1 2022, reflecting the sharp drop-off in testing demand. We continue to invest in key portfolio areas such as expansion of the test menus available for our key systems – in particular QIAcuity digital PCR, the syndromic system QIAstat-Dx and the integrated PCR testing system NeuMoDx. We are reaffirming our full-year outlook for 2023 and determined to achieve the goals we have set and position QIAGEN to deliver solid mid-term growth trends."

Roland Sackers, Chief Financial Officer of QIAGEN, said: “Our results for the first quarter underscore the resilience of our business. We are investing in digitization to enhance customer engagement and support growth while also improving efficiency. Thanks to our healthy financial position, we continue to actively review and assess opportunities for value creation, and these include targeted M&A opportunities while maintaining financial discipline."

Key figures

In $ millions (Except EPS and diluted shares)	Q1
	2023	2022	Change
Net sales	485	628	-23%
Net sales - CER	502		-20%
Operating income	97	207	-53%
Adjusted operating income	124	232	-46%
Net income	85	155	-45%
Adjusted net income	117	184	-37%
Diluted EPS	$0.37	$0.67	-45%
Adjusted diluted EPS	$0.51	$0.80	-36%
Adjusted diluted EPS - CER	$0.52		-35%
Diluted shares (in millions)	231	230
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type, customer class and non-COVID / COVID-19 groups

	Q1
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change
Consumables and related revenues	431	561	-23%	-21%
Instruments	55	67	-19%	-16%

Molecular Diagnostics	250	357	-30%	-27%
Life Sciences	235	272	-14%	-11%

Non-COVID product groups	434	400	+8%	+12%
COVID-19 product groups	52	229	-77%	-76%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Non-COVID product group sales rose 12% CER in Q1 2023 over the year-ago period due to underlying double-digit CER growth in consumables and related revenues, which more than offset a modest CER sales decline in instruments. Both the Molecular Diagnostics and Life Science customer classes delivered double-digit CER sales gains excluding COVID product groups for Q1 2023 over the prior-year period.

•Operating income: Q1 2023 operating income margin was 19.9% of sales compared to 33.0% in Q1 2022. The adjusted operating income margin was 25.6% of sales compared to 36.9% in Q1 2022. In terms of the components, the adjusted gross margin in Q1 2023 was 67.3% of sales, affected by lower sales than in Q1 2022 and changes in product mix. R&D investments were higher than in Q1 2022, and were 11.3% of sales on investments into the Five Pillars of Growth. Sales & Marketing costs declined over Q1 2022, and were 23.6% of sales while supporting digital customer engagement initiatives. General & Administrative costs also declined compared to Q1 2022, and were 6.8% of sales with investments into IT systems and cyber security.

•EPS: Diluted EPS was $0.37 per share in Q1 2023 compared to $0.67 in Q1 2022. Adjusted diluted EPS of $0.51 ($0.52 CER) exceeded the outlook for at least $0.47 CER, and compared to $0.80 in Q1 2022.

Sales by product groups

	Q1
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change	% of sales
Sample technologies	173	265	-35%	-32%	36%
Diagnostic solutions	163	174	-7%	-4%	34%
Of which QuantiFERON	92	78	+17%	+19%	20%
Of which QIAstat-Dx	21	27	-21%	-18%	4%
Of which NeuMoDx	13	27	-52%	-50%	3%
Of which Other	37	42	-13%	-9%	7%
PCR / Nucleic acid amplification	77	116	-34%	-32%	16%
Genomics / NGS	55	56	-2%	+2%	11%
Other	17	17	+3%	+11%	4%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Q1 2023 sales in the non-COVID product groups rose at a double-digit CER rate over the year-ago period, supported by solid double-digit CER gains in consumables and single-digit CER growth in instrument sales. However, overall sales declined 32% CER compared to Q1 2022 due to the significant decline in pandemic testing demand, particularly for QIAprep&amp.

•Diagnostic solutions: Non-COVID product groups delivered double-digit CER growth in Q1 2023 despite the overall 4% sales decline. QuantiFERON-TB maintained a double-digit CER growth pace amid solid conversion of latent TB testing from the traditional skin test in all regions. QIAstat-Dx benefited from solid demand for the Gastrointestinal and Meningitis panels in Europe, but faced strong headwinds from lower COVID-19 testing. NeuMoDx sales were also impacted by reduced COVID-19 demand, but benefited from other test utilization. Precision Medicine sales rose in Q1 2023 on higher revenues from companion diagnostic co-development projects.

•PCR / Nucleic acid amplification: Q1 2023 sales for non-COVID product groups rose at a double-digit CER rate against a very significant decline in sales of products used for COVID-19 testing compared to Q1 2022. The QIAcuity digital PCR system maintained a sales growth rate above 20% CER on higher instrument sales and growing consumables utilization.

•Genomics / Next-generation sequencing (NGS): Non-COVID product groups sales in Q1 2023 rose at a mid-single-digit CER rate over the year-ago period, led by double-digit CER growth in universal NGS kits for use on any sequencer, and good growth in the QIAGEN Digital Insights bioinformatics business. Also supporting results in Q1 2023 were incremental contributions from Verogen, a QIAGEN partner for NGS-based human identification and forensics products that was acquired in January 2023.

Sales by geographic regions

	Q1
	2023 sales (In $ m)	2022 sales (In $ m)	% change	% CER change
Americas	247	253	-3%	-2%
Europe / Middle East / Africa	155	249	-38%	-34%
Asia-Pacific / Japan	83	126	-34%	-29%
Rest of world represented less than 1% of sales.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Americas: Q1 2023 sales rose at a solid double-digit CER pace, excluding COVID-19 product groups compared to Q1 2022, while overall results declined 2% CER due to reduced COVID-19 sales. Non-COVID sales rose at a double-digit CER rate in the U.S., Mexico and Brazil and at a single-digit CER rate in Canada.

•Europe / Middle East / Africa: Q1 2023 sales grew at a double-digit CER rate excluding COVID-19 product groups, while overall results declined 34% CER due to the pandemic testing headwinds. The top-performing countries were Germany, the United Kingdom, France and Italy.

•Asia-Pacific / Japan: Sales in this region for non-COVID product groups were largely unchanged in Q1 2023 over the year-ago period, while overall sales declined 29% CER. In China, non-COVID product sales were modestly higher in Q1 2023, but overall sales declined significantly against the very strong results in Q1 2022. South Korea and Japan also delivered higher non-COVID product group sales compared to the year-ago period.

Key cash flow data

	Q1
In $ millions	2023	2022	Change
Net cash provided by operating activities	72	207	-65%
Purchases of property, plant and equipment	(33)	(29)	14%
Free cash flow	39	178	-78%

Net cash used in investing activities	(434)	(306)	NM
Net cash used in financing activities	(10)	(11)	NM

•Net cash from operating activities declined to $72 million in Q1 2023 from $207 million in the year-ago period. Results for Q1 2023 included higher working capital requirements, in particular an increase in inventories to ensure product availability, but also lower accounts receivables than in Q1 2022. Free cash flow was $39 million in Q1 2023, and also included modestly higher purchases of property, plant and equipment in the first quarter of 2023 over the year-ago period.

•As of March 31, 2023, cash, cash equivalents and short-term investments stood at $1.3 billion compared to $1.4 billion as of December 31, 2022. QIAGEN has approximately $400 million of debt reaching maturity during 2023.

Portfolio update

Among recent developments in QIAGEN's Sample to Insight portfolio:

Diagnostic solutions

•The QIAstat-Dx syndromic testing platform is being launched in Japan with the SARS-CoV-2 Respiratory Panel that can detect more than 20 pathogens from a single patient sample. The entry into Japan adds to more than 100 other countries where QIAstat-Dx is available for diagnosis of various diseases, including respiratory, gastrointestinal and meningitis conditions.

•QuantiFERON-TB Gold Plus – the world’s leading tuberculosis (TB) blood test – has gained certification under the new European Union 2017/746 In Vitro Diagnostic Medical Devices Regulation (IVDR). The upgraded IVDR certification of QFT-Plus joins a group of other QIAGEN products that have received this new status, including the ipsogen JAK2 RGQ PCR Kit as well as the NeuMoDx 96 and 288 integrated clinical PCR systems and related reagents.

•QIAGEN added a new partner to its companion diagnostics co-development program with a strategic partnership with Servier, a global pharmaceutical group, to develop a companion diagnostic test for TIBSOVO®, an isocitrate dehydrogenase-1 (IDH1) inhibitor indicated for the treatment of the blood cancer acute myeloid leukemia (AML).

Genomics / NGS

•A group of new QIAseq Targeted cfDNA Ultra Panels were launched to enable researchers studying cancer and other diseases to turn cell-free DNA (cfDNA) liquid-biopsy samples into libraries ready for NGS in less than eight hours.

•QIAGEN Digital Insights launched an NGS analysis solution that can process a whole genome sequence in about 25 minutes for $1 in cloud-computing costs. The enhanced CLC Genomics Workbench Premium product removes data-analysis bottlenecks seen in NGS to accelerate the analysis and interpretation of whole genome sequencing (WGS), whole exome sequencing (WES) and large panel sequencing data.

Sustainability update

QIAGEN received approval for its net-zero carbon emissions target through 2050 from the Science Based Targets initiative (SBTi). This validation makes QIAGEN one of only a few companies in the pharmaceuticals, life sciences and biotechnology sector with a verified net-zero science-based target. Additionally, QIAGEN has been listed for the second consecutive year in the Bloomberg Gender Equality Index, a benchmark that highlights companies with a commitment to gender equality. QIAGEN also participated for the first time in the Global Disability Equality Index. Results are used to identify and implement action plans to better support employees with disabilities.

New member of the Supervisory Board

Steve Rusckowski, an internationally recognized healthcare industry executive and former Chairman, President and CEO of Quest Diagnostics, joined the Supervisory Board in April 2023 as a new member and will stand for election at the next Annual General Meeting. Prior to joining Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which became the largest unit of Royal Philips Electronics under his leadership. He joined Philips in 2001 when it acquired the Healthcare Solutions Group he was leading at Hewlett-Packard/Agilent Technologies. Mr. Rusckowski previously served as a member of the Board of Directors of Xerox Holdings Corporation and Covidien plc. He earned a bachelor’s degree in Mechanical Engineering from Worcester Polytechnic Institute and a master’s degree in Management from the Massachusetts Institute of Technology’s Sloan School of Management.

Annual General Meeting in June 2023

QIAGEN plans to hold its Annual General Meeting on June 22, 2023, in Venlo, the Netherlands. The proxy and additional information for this event will soon be made available on the QIAGEN website at www.qiagen.com. Standing for election to the Supervisory Board to one-year terms are Lawrence A. Rosen (Chair), Dr. Metin Colpan, Dr. Toralf Haag, Prof. Dr. Ross Levine, Prof. Dr. Elaine Mardis, Dr. Eva Pisa, Steve Rusckowski and Elizabeth A. Tallett. Thierry Bernard (CEO) and Roland Sackers (CFO) are also proposed for re-election as the Managing Board members for one-year terms. Thomas Ebeling has decided for personal reasons not to stand for re-election to the Supervisory Board.

Outlook

For full-year 2023, QIAGEN has reaffirmed its outlook for net sales of at least $2.05 billion CER and for adjusted diluted EPS of at least $2.10 CER per share. This outlook is based on expectations for double-digit CER sales growth on a full-year basis from the non-COVID product groups, but for a significant decline in COVID-19 sales compared to 2022. (COVID-19 sales were approximately $150 million in 2019 for products redeployed for use during the pandemic.) QIAGEN continues to make significant investments into its portfolio, in particular the Five Pillars of Growth, for new products, test menu and applications. The outlook also takes into consideration the acquisition of Verogen in January 2023, with expectations for about $20 million of sales in 2023 compared to about $5 million of sales in 2022 from the earlier distribution agreement, and dilution of about $0.03 per share from this acquisition. It does not take into consideration any future acquisitions. Based on exchange rates as of May 1, 2023, currency movements against the U.S. dollar are expected to have a neutral impact on full-year net sales and adjusted EPS results.

For Q2 2023, net sales are expected to be at least $490 million CER, while adjusted diluted EPS is expected to be at least $0.50 CER per share. Based on exchange rates as of May 1, 2023, currency movements against the U.S. dollar are expected to have a neutral impact on sales and adjusted EPS.

Investor presentation and conference call

A conference call is planned for Thursday, May 4, at 15:00 Frankfurt Time / 14:00 London Time / 9:00 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a recording will also be made available after the event. A presentation is planned to be available before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP (generally accepted accounting principles) figures, to provide additional insight on performance. In this presentation, adjusted results include adjusted net sales, adjusted gross income, adjusted net income, adjusted gross profit, adjusted operating expenses, adjusted operating income, adjusted operating margin, adjusted net income before taxes, adjusted income tax, adjusted tax rate, adjusted EBITDA, adjusted earnings per share (“EPS”), adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Reported to Adjusted Results” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of March 31, 2023, QIAGEN employed more than 6,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts
John Gilardi
Vice President; Head of Corporate Communications and Investor Relations
+49 2103 29 11711 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director, Global Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Daniela Eltrop
Associate Director, External Communications
+49 2103 29 11676 / daniela.eltrop@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended March 31,
(In $ thousands, except per share data)	2023	2022
Net sales	485,398	628,391
Cost of sales:
Cost of sales	161,906	198,118
Acquisition-related intangible amortization	16,016	15,303
Total cost of sales	177,922	213,421
Gross profit	307,476	414,970
Operating expenses:
Sales and marketing	114,641	118,504
Research and development	54,718	46,376
General and administrative	32,939	34,350
Acquisition-related intangible amortization	2,657	2,917
Restructuring, acquisition, integration and other, net	5,811	5,752
Total operating expenses	210,766	207,899
Income from operations	96,710	207,071
Other income (expense):
Interest income	18,008	2,222
Interest expense	(14,454)	(13,536)
Other income (expense), net	8,523	(235)
Total other income (expense), net	12,077	(11,549)
Income before income tax expense	108,787	195,522
Income tax expense	23,752	40,210
Net income	85,035	155,312

Diluted earnings per common share	$0.37	$0.67
Diluted earnings per common share (adjusted)	$0.51	$0.80
Shares used in computing diluted earnings per common share	230,602	230,164

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended March 31, 2023	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	485.4	307.5	96.7	108.8	(23.8)	22%	85.0	$0.37
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	3.0	8.8	8.8	(2.2)		6.6	0.03
Purchased intangibles amortization (b)	—	16.0	18.7	18.7	(4.6)		14.1	0.06
Non-cash interest expense charges (c)	—	—	—	8.3	—		8.3	0.04
Non-cash other income, net (d)	—	—	—	(0.4)	—		(0.4)	0.00
Certain income tax items (e)	—	—	—	—	3.3		3.3	0.01
Total adjustments	—	19.0	27.5	35.4	(3.5)		31.9	0.14
Adjusted results	485.4	326.5	124.2	144.2	(27.3)	19%	116.9	$0.51

*Using 230.6 M diluted shares

Three months ended March 31, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	628.4	415.0	207.1	195.5	(40.2)	21%	155.3	$0.67
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	0.6	6.3	6.5	(1.7)		4.8	0.02
Purchased intangibles amortization (b)	—	15.3	18.2	18.2	(4.5)		13.7	0.06
Non-cash interest expense charges (c)	—	—	—	7.9	—		7.9	0.04
Non-cash other income, net (d)	—	—	—	0.0	—		0.0	0.00
Certain income tax items (e)	—	—	—	—	2.6		2.6	0.01
Total adjustments	—	15.9	24.5	32.6	(3.6)		29.1	0.13
Adjusted results	628.4	430.9	231.6	228.1	(43.8)	19%	184.4	$0.80

*Using 230.2 M diluted shares

Please see footnotes for these tables below.

(a) Results for 2023 include costs for acquisition projects, including the acquisition of Verogen Inc. completed on January 4, 2023. It also includes the ongoing integration activities for the acquisition of BLIRT S.A acquired in May 2022. Results for 2022 also include integration costs for the NeuMoDx acquisition, as well as costs and impairments related to our business in Russia.
(b) Results include the amortization of Verogen intangible assets acquired in Q1 2023.
(c) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(d) Adjustment for the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(e) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal or future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2023	December 31, 2022
Assets	(unaudited)
Current assets:
Cash and cash equivalents	359,180	730,669
Short-term investments	928,161	687,597
Accounts receivable, net	317,244	323,750
Inventories, net	380,824	357,960
Prepaid expenses and other current assets	265,909	293,976
Total current assets	2,251,318	2,393,952
Long-term assets:
Property, plant and equipment, net	691,055	662,170
Goodwill	2,454,081	2,352,569
Intangible assets, net	585,021	544,796
Fair value of derivative instruments	91,885	131,354
Other long-term assets	205,593	202,894
Total long-term assets	4,027,635	3,893,783
Total assets	6,278,953	6,287,735
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	393,243	389,552
Accrued and other current liabilities	412,615	486,237
Accounts payable	84,386	98,734
Total current liabilities	890,244	974,523
Long-term liabilities:
Long-term debt, net of current portion	1,486,706	1,471,898
Fair value of derivative instruments	119,019	156,718
Other long-term liabilities	221,808	217,985
Total long-term liabilities	1,827,533	1,846,601
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,882,163	1,868,015
Retained earnings	2,215,427	2,160,173
Accumulated other comprehensive loss	(396,261)	(404,091)
Less treasury stock, at cost — 2,794 and 3,113 shares in 2023 and 2022, respectively	(142,855)	(160,188)
Total equity	3,561,176	3,466,611
Total liabilities and equity	6,278,953	6,287,735

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31,
(In $ thousands)	2023	2022
Cash flows from operating activities:
Net income	85,035	155,312
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	52,061	52,998
Non-cash impairments	—	153
Deferred tax benefit	(4,341)	615
Amortization of debt discount and issuance costs	8,537	8,289
Share-based compensation expense	14,148	12,083
Other items, net including fair value changes in derivatives	(9,362)	2,663
Change in operating assets, net	(15,278)	(18,928)
Change in operating liabilities, net	(58,874)	(5,775)
Net cash provided by operating activities	71,926	207,410
Cash flows from investing activities:
Purchases of property, plant and equipment	(33,220)	(29,334)
Purchases of intangible assets	(5,189)	(9,081)
Purchases of investments, net	(1,404)	(1,000)
Cash paid for acquisitions, net of cash acquired	(148,382)	—
Purchases of short-term investments	(534,488)	(396,315)
Proceeds from redemptions of short-term investments	295,816	119,878
Cash (paid) received for collateral asset	(6,980)	9,600
Net cash used in investing activities	(433,847)	(306,252)
Cash flows from financing activities:
Proceeds from issuance of common shares	75	29
Tax withholding related to vesting of stock awards	—	(7,702)
Cash paid for contingent consideration	—	(4,572)
Cash (paid) received for collateral liability	(9,903)	1,587
Net cash used in financing activities	(9,828)	(10,658)
Effect of exchange rate changes on cash and cash equivalents	260	(501)
Net decrease in cash and cash equivalents	(371,489)	(110,001)
Cash and cash equivalents, beginning of period	730,669	880,516
Cash and cash equivalents, end of period	359,180	770,515

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	71,926	207,410
Purchases of property, plant and equipment	(33,220)	(29,334)
Free Cash Flow	38,706	178,076
(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.